[Graphic omitted] Ahold
                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  June 2, 2004
                                 For more information:  +31 75 659 57 20

Ahold President and CEO Anders Moberg at Annual Shareholders' Meeting:

"Ahold is focused, ambitious and moving fast"

Zaandam, The Netherlands, June 2, 2004 -- Ahold today published the speech held by President and CEO Anders Moberg at the Annual General Meeting of Shareholders in The Hague.

"Good afternoon ladies and gentlemen. We are delighted to welcome so many of you here today. I would like to express my gratitude to you for the active role you have played in recent months. It is not always nice to hear your criticism. But rest assured your commitment is always appreciated, even though we do not always agree. Please don't let that stop you telling us what you think. We are listening! And I hope that when our ways part in a few hours time, you will have the feeling that we have answered your questions to your satisfaction. Permit me to share with you the progress we have made on bringing our company back on track.

Today's gathering is the 57th annual meeting since we were listed on the Amsterdam stock exchange way back in 1948. As a retailer with the blue blood of Ahold running swiftly through my veins, a full conference hall always gives me the same good feeling as a busy store!

You are here because you care. You want to show your commitment to your company, which is well on its way along the 'Road to Recovery.' We are here to demonstrate our commitment to you and to our explicit aim of restoring sustainable shareholder value.

I have spoken at length with you during previous shareholder meetings. Three weeks ago, I wrote to you on behalf of the Corporate Executive Board in the annual report. We outlined our strategy going forward. So I will not repeat myself too much today.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

                                                                             1/6

What I want to do in the next few minutes is give you a sense of the direction in which we are moving, the speed and the objectives we are pursuing.

Let there be no misunderstanding: Our board - your Board - is dedicated, energized and intent on achieving its goals. We are committed to the business. Never again do we want to find ourselves in the same situation as last year.

Permit me to take you through the milestones along our road to recovery. We will show you where we stand today on:
1.   restoring our financial health;
2.   re-engineering our food retail business;
3.   recovering the value of U.S. Foodservice; and
4.   reinforcing accountability, controls and corporate governance.

We realize that in this year of transition, progress will be faster on some fronts than on other fronts. By these 'other' fronts, I mean - for example - litigation, investigations, proceedings and contingent liabilities. My point is that not everything is in our hands.

Let me give you an example.
With respect to ICA, as you know, one of the shareholders exercised its put option and has offered its shares to the other, the ICA Forbundet, which is an association of retailers. They have until June 22nd to take their decision whether to purchase the shares. For the moment, the decision rests with ICA Forbundet. Second, we are obliged to take the shares if they are put to us. Third, the price has not yet been set. But be assured that we are engaged in an ongoing dialogue with ICA Forbundet!

However, we will keep you timely informed - as much as possible. We have said we want to share all relevant information with you as appropriate.

An example of this is the lengthy statement of defense we posted on our website last week with regard to the VEB's request to the Enterprise Chamber to launch an inquiry into mismanagement at our company.

1. Restoring our financial health
One of the main focus areas in 2003 was restoring our financial health and real progress has been made during an - in many ways - lost year.

Let me emphasize the following:
o    We ended 2003 as a stable company;
o    With a strong balance sheet;
o    We even made a significant bottom-line improvement; and
o We reduced net debt by almost five billion euro to a total of seven and a half billion euro.

The proceeds from the planned divestments will enable us to reduce this even further, in line - we believe - with our strategic objectives for this year and next, this to achieve investment grade profile by the end of 2005.

In 2003, despite intense competition and tough economic conditions in all of our major trading areas, we achieved consolidated net sales of 56.1 billion euro.

This was some 10% down on our 2002 total, but once you exclude the impact of currency exchange rates, our net sales were resilient. Most of our main retail and foodservice operations saw their net sales rise, excluding currency impact.

Our operating income rose 479 million euro to 718 million in 2003, an increase of over 200%. As you will have seen in the annual report, the increase was mainly due to a billion-euro drop in the level of goodwill impairment charges.

Our 2003 operating income was primarily affected by four things:
o First, a weaker operating performance at U.S. Foodservice due to lost pricing leverage with suppliers, and increased operating costs;
o Second, the difficult and fiercely competitive environment in which our U.S. and European retail units operate;
o Third, exceptional items incurred as a result of the sale of various Ahold companies; and
o Fourth, the extra audit, legal and consultancy fees. This spending was nevertheless required to steer our company towards financial stability and reporting transparency.

2. Re-engineering our food retail business
The next - very important - component of our road to recovery is re-engineering our food retail business.

We are convinced that the success of our 'Road to Recovery' strategy depends upon our undivided focus on rebuilding the strength of the business. We have reviewed the opportunities in what we see as our core markets in the US and Europe. We are also creating arena structures and have created a global organization to drive harmonization of our processes.

Let me update you on recent developments at our current operations.

In the US, the integration of two of our key retail chains - Stop & Shop and Giant-Landover - is proceeding to plan. I am pleased to report quite some accomplishments since we started the process earlier this year:
o    our store systems are being aligned;
o    the management team for our integrated organization is in place; and
o Giant-Landover has established and announced an overhead reduction and relocation plan.

In The Netherlands, the repositioning strategy carried out at Albert Heijn has seen market share trend upwards again and customer count is moving in the same direction. We listened to our customers and lowered prices on more than 2,000 articles. This resulted in a "same basket" average price decrease of 15%. In addition, cost-reduction, cost-awareness programs and overhead reduction have all played their part.

In Scandinavia, a letter of intent has been signed for a joint venture between ICA and Kesko in the Baltics. The aim is to boost our presence in these states and leverage our knowledge and experience in food retail in these rapidly-growing markets. And ICA announced last week it has reached a final agreement to sell its non-consolidated stake in Statoil - the Norwegian oil company with whom it operates 1,400 full-service gas stations in Scandinavia - back to Statoil.

In Central Europe, our focus is on reducing the cost structure to become more competitive. We are working on our infrastructure and reviewing our store portfolio. This is to be prepared for future profitable growth opportunities.

In addition to the activities in the arenas, we are working hard on harmonizing our back-end processes.

We made significant progress in harmonizing and centralizing our corporate functions such as reporting, business control, internal audit and human resources.

In our Business Support Organization - we are also moving forward at full speed. This organization is responsible for driving the harmonization of our processes
- focused on cost cutting and on increasing margins, but still remain sensitive to local customer needs. They are mainly focused on IT, sourcing and supply chain. Many global opportunities are identified.

I would particularly like to single out developments within our IT discipline. With the Operating companies we have come to an agreement upon a global IT strategy - focused on getting as close as possible to one common platform and portfolio of applications. Outsourcing is one of the fundamental building blocks of this strategy. The final component of re-engineering our food retail business is the divestment of our non-core activities and underperforming assets.

The divestments are proceeding to plan. As we have said, we intend to raise at least 2.5 billion euro by the end of 2005. We are confident we will reach this target.

Take a look at these two slides.

On the left one, you see the Ahold network as it is today, following the 2003 divestments. On the right one, you see the Ahold network at the end of 2005, once all announced divestments are behind us. Hannu Ryopponen will return to this subject shortly.

3. Recovering the value of U.S. Foodservice
The road to recovery has a third important component: recovering the value of U.S. Foodservice. We have communicated a three-step plan to be done over 18-24 months, focused on putting the basics in place. Rigorous internal control and strong corporate governance were the main focus points in 2003.

We have now started work on the next phase: restoring profitability and cash flow. We are focused on driving core capabilities and business performance.

Some of the highlights are:
o implementing our corporate SIS promotional allowance tracking system this year;
o building the organization by installing a strong leadership and financial team and restructuring our regional field operations;
o developing a plan to integrate our IT systems - called US Fast - to be implemented over a 18 month period; and
o    renegotiating with about 125 vendors to restore lost procurement leverage.

We are still targeting in 2004 - a positive EBITA for US Foodservice, excluding the impact of any restructuring or unusual one-time items. And no later than 2006, our target for U.S. Foodservice is to exceed its 2002 adjusted EBITA margin.

4. Reinforcing accountability, controls and corporate governance
And last but not least along the road to recovery is the challenge of reinforcing accountability, controls and corporate governance.

Ladies and gentlemen, only three months ago, we were seated together in this same conference hall to discuss our ideas on these issues.

We have made rapid progress since March:
o Our accounting and business control functions have been centralized and the division of responsibilities at the corporate level is now better reflected by separated Business Controlling and Accounting & Reporting units;
o Hundreds of associates throughout the US and Europe are now involved in implementing the requirements of IFRS and the US Sarbanes-Oxley Act to ensure that we are fully compliant, as required, by the end of 2004 and 2005 respectively;
o Our Values program will kick off over the summer, in which our human resources people and key company managers will be closely involved. We are committed to become a focused company with shared goals and common values. This will safeguard the integrity of the decision-making processes within our organization; and
o We instituted a Retail Management Team to support the Executive Board in the tough years ahead. The team consists of the arena CEOs and will play a leadership role in guiding Ahold into the future, helping to leverage our size and shape "one Ahold."

In recent meetings, we have not spent much time on corporate social responsibility, which is very important to us. It does not mean we have been standing still in this area. I would like to share one initiative with you: the Ahold Africa Sustainable Assistance Project.

This is a coordinated effort, focused on Ghana, which we believe will help make a difference. We want to utilize Ahold' s retail knowledge and experience by buying fruit and vegetables, helping farmers to develop shelf-stable products and assisting development organizations and governments.

Alongside all these initiatives and developments, we continue of course to fully cooperate with the ongoing governmental and regulatory investigations into the events that were announced in early 2003.

Mark my words: we will get through it!

Let me summarize.
o    We are back on track.
o    We are quite some way along our road to recovery.
o    We are focused, dedicated, ambitious - and moving fast!

And we have set challenging but - we believe - attainable retail targets: by 2006, we want to achieve 5% growth in annual net sales, 5% EBITA margin and a 14% return on net operating assets.

Before closing, I would like to thank the members of the Supervisory Board seated around me as well as those stepping down from the Board today. They stuck with us through thick and thin and gave us the benefit of their considerable experience when times got tough.

We realize that 2003 was a tough year for many of you who remained committed to Ahold. However, the Corporate Executive Board feels very confident about Ahold's future. We will maintain the momentum we have achieved in corporate governance and in organizational and operational restructuring. We are making good progress.

Together with our associates, who worked tirelessly throughout 2003 to continue the process of getting our company back on track, we will do our utmost to restore the reputation and credibility of our company and create value for you and our customers. Once again many thanks - also on behalf of our associates. Thank you too for your attention."

Ahold Corporate Communications: +31.75.659.5720

--------------------------------------------------------------------------------
Certain statements in this speech are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. The forward-looking statements include, but are not limited to, statements as to the timing, scope, progress and expected proceeds of Ahold's future divestments and their impact on the reduction of Ahold's net debt, the achievement of investment grade profile, the achievement of plans to strengthen internal controls, corporate governance and regulatory compliance, statements regarding timing, scope, progress and expected impact of the re-engineering of the Company's food retail business, including the integration of certain retail chains and the harmonization and concentration of administrative functions, and statements as of the timing, scope, progress and expected impact of Ahold's and U.S. Foodservice's strategies and plans. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include, but are not limited to, the effect of general economic conditions, increases in competition in the markets in which Ahold's subsidiaries and joint ventures operate, fluctuations in exchange rates, the ability of Ahold to implement successfully its strategies and plans, difficulties in complying with new accountancy and regulatory pronouncements, the results of contract negotiations, the results of pending or future investigations or legal proceedings to which Ahold and certain of its current and former directors, officers and employees are, or may be, a party, actions of courts, government agencies and third-parties. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this speech. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this speech or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V. being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
--------------------------------------------------------------------------------